Exhibit 12.1

DAVITA HEALTHCARE PARTNERS INC.

RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. Earnings for this purpose are defined as pretax income from continuing operations adjusted by adding back fixed charges expensed during the period less noncontrolling interests. Fixed charges include debt expense (interest expense and the amortization of deferred financing costs), the estimated interest component of rent expense on operating leases, and capitalized interest.

	Year ended December 31,
	2012	2011	2010	2009	2008
	(dollars in thousands)
Earnings adjusted for fixed charges:
Income from continuing operations before income taxes	$1,001,304	$916,605	$741,238	$752,632	$654,497
Add:
Debt expense	288,554	241,090	181,607	185,755	224,716
Interest portion of rent expense	112,424	95,919	86,656	80,710	72,236
Less: Noncontrolling interests	(105,891)	(95,899)	(79,048)	(57,285)	(47,023)

	295,087	241,110	189,215	209,180	249,929

	$1,296,391	$1,157,715	$930,453	$961,812	$904,426

Fixed charges:
Debt expense	$288,554	$241,090	$181,607	$185,755	$224,716
Interest portion of rent expense	112,424	95,919	86,656	80,710	72,236
Capitalized interest	8,127	4,887	2,621	3,627	4,189

	$409,105	$341,896	$270,884	$270,092	$301,141

Ratio of earnings to fixed charges	3.17	3.39	3.43	3.56	3.00